This Amendment to Form CB contains
6 pages, including all exhibits.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (Amendment No. 2)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	9

Securities Act Rule 802 (Exchange Offer)	:

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	9

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	9

Exchange Act Rule 14e-2(d) (Subject Company Response)	9

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	9

Pirelli & C. Real Estate S.p.A.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company=s Name into English (if applicable))

Italy
(Jurisdiction of Subject Company=s Incorporation or Organization)

Pirelli & C. S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

IT0003270615
(CUSIP Number of Class of Securities (if applicable))
Gianluca Grea Pirelli & C. Real Estate S.p.A. Viale Piero e Alberto Pirelli 25 Milan 20126 Italy +39 02 64421

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to: Francesco Tanzi Pirelli & C. S.p.A. Viale Piero e Alberto Pirelli 25 Milan 20126 Italy +39 02 64421 Jeffrey M. Oakes Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG
Not Applicable
(Date Tender Offer/Rights Offering Commenced)

*
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I B INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

(a)*	English translation of press release of Pirelli & C. S.p.A. dated May 4, 2010

(b)*	Presentation to analysts dated May 5, 2010

(c)*	English translation of Directors’ Report relating to the cancellation of the par value of ordinary and savings shares and reverse stock split dated May 4, 2010 and published on June 29, 2010

(d)*	English translation of Directors’ Report relating to reduction in share capital dated May 4, 2010 and published on June 29, 2010

(e)**	English translation of information memorandum dated July 3, 2010

(f)	English translation of press release of Pirelli & C. S.p.A. dated July 15, 2010

*	Previously furnished to the Commission as an exhibit to Form CB on June 30, 2010
**	Previously furnished to the Commission as an exhibit to Form CB/A on July 6, 2010

Item 2.   Informational Legends

The business combination described herein relates to the securities of a foreign company. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Pirelli & C. Real Estate S.p.A. and Pirelli & C. S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

PART II B INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)    Not applicable.

(2)    Not applicable.

(3)    Not applicable.

PART III B CONSENT TO SERVICE OF PROCESS

(1)    A written irrevocable consent and power of attorney on Form F-X was filed by Pirelli & C. S.p.A. with the Commission on June 30, 2010.

(2)    Not applicable.

Exhibit Index

Exhibit Number	Description

1.0*	English translation of press release of Pirelli & C. S.p.A. dated May 4, 2010

1.1*	Presentation to analysts dated May 5, 2010

1.2*	English translation of Directors’ Report relating to the cancellation of the par value of ordinary and savings shares and reverse stock split dated May 4, 2010 and published on June 29, 2010

1.3*	English translation of Directors’ Report relating to reduction in share capital dated May 4, 2010 and published on June 29, 2010

1.4**	English translation of information memorandum dated July 3, 2010

1.5	English translation of press release of Pirelli & C. S.p.A. dated July 15, 2010

*	Previously furnished to the Commission as an exhibit to Form CB on June 30, 2010
**	Previously furnished to the Commission as an exhibit to Form CB/A on July 6, 2010

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pirelli & C. S.p.A.

By:	/s/ Francesco Tanzi
	Name:	Francesco Tanzi
	Title:	Chief Financial Officer

Date: July 15, 2010